Exhibit (a)(1)(G)

October 5, 2009

Re:          Commencement of Stock Option Exchange Program

Dear Employees,

We are pleased to announce that the Stock Option Exchange Program officially commences today, October 5, 2009.   The program allows eligible employees a one-time opportunity to voluntarily surrender  certain outstanding underwater stock options in exchange for fewer new stock options with a lower exercise price (the “Exchange Offer”).   The Exchange Offer will expire at 5:00 p.m. Pacific Time on November 3, 2009, unless we extend the Exchange Offer, and is subject to the terms described in the Offer to Exchange document, which is attached to this email and was filed with the Securities and Exchange Commission (“SEC”) on October 5, 2009.  Attached please find the following documents containing important information about the Exchange Offer:

•                  Offer to Exchange document describing the terms and conditions of the Exchange Offer;

•                  The paper election form; and

•                  The paper notice of withdrawal.

Please read and carefully consider all of this information.

Please note that the attached materials, as well as other important information about the Exchange Offer are also available at the Stock Option Exchange Website at https://igt.optionelection.com.  If you wish to participate in the Exchange Offer, you may make your elections online at that website.  If you make your elections online, you are not required to submit the paper forms attached to this email.

You are an eligible employee if you are:

•                  a current employee based in the United States who holds eligible options;

•                  employed by us on the date the exchange program commences and remain employed through the expiration date of the Exchange Offer;

•                  not a member of our board of directors, not an executive officer, not a named executive officer, and not a senior officer designated by our compensation committee;

•                  not an employee based outside of the United States, terminated or retired; and

•                  eligible to participate in the IGT Amended and Restated 2002 Stock Incentive Plan.

If you are an eligible employee, you have the opportunity to exchange some or all of your eligible options that:

•                  have been granted under IGT’s Amended and Restated 2002 Stock Incentive Plan;

•                  were granted prior to October 1, 2008; and

•                  have an exercise price equal to or greater than $28.00, which approximates the 52-week intraday-high price of our common stock as reported on the NYSE.

If you would like to participate in the program by making an online election or would like to model possibilities to make your decision, you will need to go to the Stock Option Exchange Program Website at https://igt.optionelection.com.

To login to the Stock Option Exchange Website enter your username, date of birth, and login password.  Your username is your Employee ID number.  Your initial login password will be an eight digit number consisting of the year of your birth and the last four digits of your social security number with no spaces (ex. 19701234).

For any technical assistance with the Stock Option Exchange Program Website, please call 1-800-544-9354 between the hours of 5:00 p.m. on Sunday and 12:00 a.m. on Friday, Eastern Time.  If you would like to request additional copies of the Offer to Exchange document, the  Election Form, or other documents relating to the Exchange Offer, please send your request to IGT’s Stock Plan Administration Group, by hand, by interoffice mail, by facsimile 1-775-448-0770, or by email to option.exchange@igt.com.

Although our Board of Directors has approved the Exchange Offer, neither we nor our Board of Directors will make any recommendation as to whether you should exchange, or refrain from exchanging, any or all of your eligible stock options for new stock options in the Exchange Offer.  You must make your own decision on whether to surrender  your eligible stock options for exchange after taking into account your own personal circumstances or preferences.  You are encouraged to consult your personal outside tax, financial, and legal advisor(s) as you deem appropriate if you have questions about your tax, financial, or legal situation as it relates to the Exchange Offer.

Jack Taber

Director of Global Compensation and Benefits